press release

ArcelorMittal restarts US$330 million investment programme at Vega unit in Brazil

ArcelorMittal Brazil is set to resume the expansion project at ArcelorMittal Vega, flat steel cold rolling, pickling, and galvanising unit located in São Francisco do Sul (state of Santa Catarina).

The investment will see the construction of a new continuous annealing line and a third galvanisation line for the production of cold rolled and galvanised products. The capacity of the unit is set to increase by 700,000 tonnes to a total of 2.1 million tonnes per year. The production is expected to begin in 2021.

The project will increase production for the automotive, construction and home appliances sectors at the Vega unit, allowing the company to meet the market expectations and provide high strength and quality steel products.

This investment is expected to sustain ArcelorMittal’s growth strategy in Brazil and Latin America.

“We expect the automotive industry to have a substantial increase in the utilisation rate. At the outset of the crisis, automakers were practically operating to serve the Brazilian and Argentinian markets only. The crisis forced automakers to develop alternative markets”, says Benjamin Baptista Filho, President of ArcelorMittal Brazil and CEO ArcelorMittal Flat Carbon South America.

Vega’s expansion project was on hold since 2011 due to the global crisis which started in 2009 and the Brazilian economic recession and reduction of the domestic market for vehicles. Today, 50% of the production at ArcelorMittal Vega is aimed at the automotive market. “We currently have a market to sell Vega’s products above the existing capacity. We could be selling more”, Benjamin Baptista Filho concludes.